Sphere 3D Corporation Honoured as a TSX Venture 50(R) Company

Mississauga, Ontario--(Feb. 12, 2014) Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, is pleased to announce today that it has been recognized by the TSX Venture Exchange as one of the 2014 TSX Venture 50® companies, a ranking of the best performing companies listed on the TSX Venture Exchange.

"We are honoured to be recognized as one of the top ten ranked companies in the TSX Venture's Technology and Life Sciences section and a member of the 2014 TSX Venture 50® companies," said Peter Tassiopoulos, CEO of Sphere 3D. "We would like to thank our valued shareholders for their continued support and the entire Sphere 3D team for their dedication and excellent work in driving our vision of anywhere, anytime computing. We intend to continue the rapid pace in developing our product offerings in 2014 and beyond."

Investor Contact

Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

About The TSX Venture 50®

The TSX Venture 50® annually awards the top ten companies listed on the TSX Venture Exchange, in each of five major industry sectors - Oil and Gas, Mining, Technology & Life Sciences, Diversified Industries and Clean Technology. The companies are chosen based on equal weighting of their share price appreciation, trading volume, market capitalization, growth and analyst coverage. All data was as of December 31, 2013.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.